Exhibit 99.1

Amdocs Limited Reports First Quarter Fiscal 2019 Results

Record Quarterly Revenue of Over $1 Billion

Positives Sales Momentum, Including New Awards With Altice USA,

PJSC VimpelCom & Globe Telecom

First Quarter Fiscal 2019 Highlights

•

Revenue of $1,012 million, slightly above the midpoint of the $990-$1,030 million guidance range including a negative impact from foreign currency movements of approximately $4 million relative to the fourth quarter of fiscal 2018 and also relative to our first quarter guidance

•	GAAP diluted EPS of $0.72, above the midpoint of the $0.67-$0.75 guidance range

•	Non-GAAP diluted EPS of $0.98, at the midpoint of the $0.95-$1.01 guidance range

•	GAAP operating income of $133 million; GAAP operating margin of 13.2%

•	Non-GAAP operating income of $175 million; non-GAAP operating margin of 17.3%

•

Quarterly free cash flow of $72 million, comprised of cash flow from operations of $110 million, less $37 million in net capital expenditures and other, and normalized free cash flow of $136 million, excluding non-recurring payments of $55 million incurred to settle a previously disclosed long-running legal dispute, payments for previously expensed restructuring charges of $7 million and net capital expenditures related to the new campus development of $2 million

•	Twelve-month backlog of $3.37 billion, up $10 million sequentially

•

The board of directors approved a quarterly cash dividend at the new increased rate of $0.285 per share, as approved at the January 2019 annual general meeting of shareholders, to be paid on April 19, 2019

ST. LOUIS – February 5, 2019 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended December 31, 2018.

“We are pleased to report a solid start to the fiscal year, with first quarter revenue above the midpoint of our guidance. North America grew year-over-year as we supported the digital modernization requirements of many of our communications, Pay TV and media customers, while Europe delivered another solid quarter adjusting for foreign currency headwinds. At the operating level, we delivered another quarter of stable profitability which reflects such factors as our highly recurring revenue stream, the scalability of our global delivery model and our constant drive to improve efficiency,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

Sheffer continued, “During Q1, we won several new deals that demonstrate the execution of our strategy, our market leadership and extend our penetration across regions. We signed a multi-year agreement to accelerate Altice USA’s digital and mobile offerings, while in Europe we won a significant digital modernization project and managed services agreement with PJSC VimpelCom in Russia, and a new managed transformation deal with a Tier-1 service provider in Spain. Over in Rest of World, we signed a 5-year digital transformation and cloud migration deal with a leading Southeast Asian content and consumer provider. We also made exciting progress with Globe Telecom in the Philippines which has selected our Network Functions Virtualization solution to automate the operations and management of its Networks-as-a-Service offering for enterprise customers.”

Sheffer concluded, “Winning and delivering transformation projects requires the breadth of innovative solutions and track-record of execution that we believe can only be met with our unique capabilities and business model. Moreover, such projects provide important footholds in the market which over time translate to long-lasting customer relationships, ongoing service revenues and a base for future growth. Overall, we believe our market position is strong as we enter our second fiscal quarter, the outlook for which is supported by the visibility of our record 12-month backlog”.

Revenue

Revenue for the first fiscal quarter ended December 31, 2018 was $1,012 million, up $9.5 million sequentially from the fourth fiscal quarter of 2018 and up 3.5% as compared to last year’s first fiscal quarter. Revenue for the first fiscal quarter of 2019 includes a negative impact from foreign currency movements of approximately $4 million relative to the fourth quarter of fiscal 2018 and versus guidance.

Net Income and Earnings Per Share

The Company’s GAAP net income for the first quarter of fiscal 2019 was $101.7 million, or $0.72 per diluted share, compared to GAAP net income of $116.9 million, or $0.80 per diluted share, in the prior fiscal year’s first quarter. Net income on a non-GAAP basis was $137.8 million, or $0.98 per diluted share, compared to non-GAAP net income of $154.5 million, or $1.06 per diluted share, in the first quarter of fiscal 2018. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and equity-based compensation expenses of $12.1 million, net of related tax effects, in the first quarter of fiscal 2019.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On February 5, 2019, the Board approved the Company’s next quarterly cash dividend payment of $0.285 per share and set March 29, 2019 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on April 19, 2019.

•	Share Repurchase Activity: Repurchased $99 million of ordinary shares during the first quarter of fiscal 2019.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.37 billion at the end of the first quarter of fiscal 2019, up $10 million from the end of the prior quarter.

Second Quarter Fiscal 2019 Outlook

•	Revenue of approximately $995-$1,035 million, assuming an immaterial sequential impact from foreign currency fluctuations as compared to the first quarter of fiscal 2019

•	GAAP diluted EPS of approximately $0.75-$0.83

•

Non-GAAP diluted EPS of approximately $1.00-$1.06, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.05-$0.07 per share of equity-based compensation expense, net of related tax effects.

Full Year Fiscal 2019 Outlook

•	Expects revenue growth of 0.5%-4.5% year-over-year on a reported basis as compared with 1.0%-5.0% year-over-year previously

•	Reiterates revenue growth of 2.0%-6.0% year-over-year on a constant currency basis

•

Full year fiscal 2019 revenue guidance incorporates an expected negative impact from foreign currency fluctuations of about 1.5% year-over-year as compared with a negative impact of about 1.0% year-over-year previously

•	Reiterates GAAP diluted earnings per share growth of roughly 29.0%-38.0% year-over-year

•

Reiterates non-GAAP diluted earnings per share growth of roughly 3.0%-7.0% year-over-year, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.22-$0.28 per share of equity-based compensation expense, net of related tax effects

Our second fiscal quarter 2019 and full year fiscal 2019 outlook takes into consideration the Company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from T-Mobile’s proposed merger with Sprint, or from other current and potential customer consolidation activity.

Conference Call Details

Amdocs will host a conference call on February 5, 2019 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter of fiscal 2019 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 1697728. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

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About Amdocs

Amdocs is a leading software and services provider to communications and media companies of all sizes, accelerating the industry’s dynamic and continuous digital transformation. With a rich set of innovative solutions, long-term business relationships with 350 communications and media providers, and technology and distribution ties to 600 content creators, Amdocs delivers business improvements to drive growth. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.0 billion in fiscal 2018. For more information, visit Amdocs at www.amdocs.com.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2018 filed on December 10, 2018.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended
	December 31,
	2018	2017
Revenue	$1,012,055	$977,711

Operating expenses:
Cost of revenue	662,568	643,197
Research and development	68,686	68,177
Selling, general and administrative	121,860	118,668
Amortization of purchased intangible assets and other	25,844	25,526

	878,958	855,568

Operating income	133,097	122,143

Interest and other income, net	1,522	121

Income before income taxes	134,619	122,264

Income taxes	32,927	5,391

Net income	$101,692	$116,873

Basic earnings per share	$0.73	$0.81

Diluted earnings per share	$0.72	$0.80

Basic weighted average number of shares outstanding	139,639	143,915

Diluted weighted average number of shares outstanding	140,511	145,346

Cash dividends declared per share	$0.250	$0.220

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended
	December 31,
	2018	2017
Revenue	$1,012,055	$977,711

Non-GAAP operating income	174,849	169,064

Non-GAAP net income	137,818	154,466

Non-GAAP diluted earnings per share	$0.98	$1.06

Diluted weighted average number of shares outstanding	140,511	145,346

Normalized Free Cash Flows

(In thousands)

	Three months ended
	December 31,
	2018	2017
Net Cash Provided by Operating Activities	$109,650	$164,601

Purchases of property and equipment, net (*)	(37,278)	(51,779)

Free Cash Flow	72,372	112,822

Payments for Legal Dispute Settlement	55,000	—

Payments for Previously Expensed Restructuring Charges	6,625	—

Net capital expenditures related to the new campus development	2,054	12,818

Normalized Free Cash Flow	136,051	125,640

(*) The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $31 and $2 for the three months ended 31 December 2018 and 2017, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended December 31, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$662,568	$—	$(4,851)	$(3,791)	$—	$653,926
Research and development	68,686	—	(765)	—	—	67,921
Selling, general and administrative	121,860	—	(6,501)	—	—	115,359
Amortization of purchased intangible assets and other	25,844	(25,844)	—	—	—	—

Total operating expenses	878,958	(25,844)	(12,117)	(3,791)	—	837,206

Operating income	133,097	25,844	12,117	3,791	—	174,849

Income taxes	32,927	—	—	—	5,626	38,553

Net income	$101,692	$25,844	$12,117	$3,791	$(5,626)	$137,818

	Three months ended December 31, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	One-time tax benefit relating to the new U.S. tax legislation	Non-GAAP
Operating expenses:
Cost of revenue	$643,197	$—	$(4,698)	$(7,890)	$—	$—	$630,609
Research and development	68,177	—	(824)	—	—	—	67,353
Selling, general and administrative	118,668	—	(7,983)	—	—	—	110,685
Amortization of purchased intangible assets and other	25,526	(25,526)	—	—	—	—	—

Total operating expenses	855,568	(25,526)	(13,505)	(7,890)	—	—	808,647

Operating income	122,143	25,526	13,505	7,890	—	—	169,064

Income taxes	5,391	—	—	—	6,078	3,250	14,719

Net income	$116,873	$25,526	$13,505	$7,890	$(6,078)	$(3,250)	$154,466

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2018	September 30, 2018
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$458,650	$519,216
Accounts receivable, net, including unbilled of $246,409 and $263,997, respectively	1,008,748	971,502
Prepaid expenses and other current assets	213,996	229,999

Total current assets	1,681,394	1,720,717
Property and equipment, net	486,662	496,585
Goodwill and other intangible assets, net	2,690,050	2,710,144
Other noncurrent assets	437,923	420,369

Total assets	$5,296,029	$5,347,815

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,135,277	$1,162,543
Deferred revenue	138,420	132,414

Total current liabilities	1,273,697	1,294,957
Other noncurrent liabilities	523,172	560,816
Total Amdocs Limited Shareholders’ equity	3,452,031	3,448,879
Noncontrolling interests	47,129	43,163

Total equity	3,499,160	3,492,042

Total liabilities and equity	$5,296,029	$5,347,815

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Three months ended December 31,
	2018	2017
Cash Flow from Operating Activities:
Net income	$101,692	$116,873
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	51,477	49,237
Equity-based compensation expense	12,117	13,505
Deferred income taxes	(4,505)	(9,245)
Gain from short-term interest-bearing investments	(30)	(142)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(26,406)	(68,797)
Prepaid expenses and other current assets	20,174	2,067
Other noncurrent assets	2,552	(4,804)
Accounts payable, accrued expenses and accrued personnel	(50,332)	70,632
Deferred revenue	(11,922)	(2,944)
Income taxes payable, net	23,887	598
Other noncurrent liabilities	(9,054)	(2,379)

Net cash provided by operating activities	109,650	164,601

Cash Flow from Investing Activities:
Purchases of property and equipment, net (*)	(37,278)	(51,779)
Proceeds from sale of short-term interest-bearing investments	860	56,698
Purchase of short-term interest-bearing investments	—	(52,648)
Net cash paid for acquisitions	(8,331)	(53,948)
Other	857	707

Net cash used in investing activities	(43,892)	(100,970)

Cash Flow from Financing Activities:
Repurchase of shares	(99,182)	(119,898)
Proceeds from employee stock options exercised	8,379	31,053
Payments of dividends	(35,046)	(31,736)
Investment by noncontrolling interests, net	—	48,123
Other	(35)	—

Net cash used in financing activities	(125,884)	(72,458)

Net decrease in cash and cash equivalents	(60,126)	(8,827)
Cash and cash equivalents at beginning of period	418,783	649,611

Cash and cash equivalents at end of period	$358,657	$640,784

(*) The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $31 and $2, for the three months ended 31 December 2018 and 2017, respectively.

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
North America	$660.5	$638.2	$644.8	$624.2	$643.0
Europe	146.1	150.6	139.3	148.6	133.7
Rest of the World	205.5	213.8	218.1	219.5	201.0

Total Revenue	$1,012.1	$1,002.6	$1,002.2	$992.3	$977.7

	Three months ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Managed Services Revenue	$525.5	$508.9	$515.0	$508.9	$518.7

	As of
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
12-Month Backlog	$3,370	$3,360	$3,330	$3,320	$3,260

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